Form U-13-60
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980


                                 ANNUAL REPORT

                                 FOR THE PERIOD

           Beginning  January 1, 1996  and Ending  December 31, 1996

                                     TO THE

                    U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                                EUA Service Corporation
                       (Exact Name of Reporting Company)

  A                               Subsidiary                 SERVICE COMPANY
                          ("Mutual" or "Subsidiary")


Date of Incorporation  January 1, 1971.

If not Incorporated, Date of Organization _______________.

State or Sovereign Power under which Incorporated or Organized Massachusetts


Location of Principal Executive Offices of Reporting Company:
1 Liberty Square, Boston, Massachusetts  02107


Name, title, and address of officer to whom correspondence concerning this report should be addressed:

Richard M. Burns_ Vice President & Comptroller  1 Liberty Sq. Boston MA 02107
       (Name)                  (Title)                   (Address)


Name of Principal Holding Company Whose Subsidiaries are served by Reporting
Company:

                         Eastern Utilities Associates

                                               Total Number of Pages __41__

SEC 19216 (6-82)

          INSTRUCTIONS FOR USE OF FORM U-13-60

      1. Time of Filing -- Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

      2. Number of Copies -- Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

      3. Period Covered by Report -- The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

      4. Report Format -- Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

      5. Money Amounts Displayed -- All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X >210.3-01(b).

      6. Deficits Displayed -- Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. Regulation S-X, >210.3(c).

      7. Major Amendments or Corrections -- Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

      8. Definitions -- Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

      9. Organization Chart -- The service company shall submit with each annual report a copy of its current organization chart.

      10. Methods of Allocation -- The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

      11. Annual Statement of Compensation for Use of Capital Billed -- The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

      LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                                        Schedule or     Page
Description of Schedules and Accounts                     Acct. No.      No.

COMPARATIVE BALANCE SHEET                              Schedule I        4-5
   SERVICE COMPANY PROPERTY                            Schedule II       6-7
   ACCUMULATED PROVISION FOR DEPRECIATION AND
       AMORTIZATION OF SERVICE COMPANY PROPERTY        Schedule III       8
   INVESTMENTS                                         Schedule IV        9
   ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES        Schedule V        10
   FUEL STOCK EXPENSE UNDISTRIBUTED                    Schedule VI       11
   STORES EXPENSE UNDISTRIBUTED                        Schedule VII      12
   MISCELLANEOUS CURRENT AND ACCRUED ASSETS            Schedule VIII     13
   MISCELLANEOUS DEFERRED DEBITS                       Schedule IX       14
   RESEARCH, DEVELOPMENT, OR DEMONSTRATION
       EXPENDITURES                                    Schedule X        15
   PROPRIETARY CAPITAL                                 Schedule XI       16
   LONG-TERM DEBT                                      Schedule XII      17
   CURRENT AND ACCRUED LIABILITIES                     Schedule XIII     18
   NOTES TO FINANCIAL STATEMENTS                       Schedule XIV      19
COMPARATIVE INCOME STATEMENT                           Schedule XV       20
   ANALYSIS OF BILLING - ASSOCIATE COMPANIES           Account 457       21
   ANALYSIS OF BILLING - NON-ASSOCIATE COMPANIES       Account 458       22
   ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND
       NON-ASSOCIATE COMPANIES                         Schedule XVI      23
   SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE
       FUNCTION                                        Schedule XVII    24-27
   DEPARTMENTAL ANALYSIS OF SALARIES                   Account 920       28
   OUTSIDE SERVICES EMPLOYED                           Account 923       29
   EMPLOYEE PENSIONS AND BENEFITS                      Account 926       30
   GENERAL ADVERTISING EXPENSES                        Account 930.1     31
   MISCELLANEOUS GENERAL EXPENSES                      Account 930.2     32
   RENTS                                               Account 931       33
   TAXES OTHER THAN INCOME                             Account 408       34
   DONATIONS                                           Account 426.1     35
   OTHER DEDUCTIONS                                    Account 426.5     36
   NOTES TO STATEMENT OF INCOME                        Schedule XVIII    37










LISTING OF INSTRUCTIONAL FILING REQUIREMENTS


                                                                        Page
Description of Reports or Statements                                     No.


ORGANIZATION CHART                                                       38

METHODS OF ALLOCATION                                                    39

ANNUAL STATEMENT OF COMPENSATION FOR
    USE OF CAPITAL BILLED                                                40

SIGNATURE CLAUSE                                                         41

ANNUAL REPORT OF EUA SERVICE CORPORATION
SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.
ACCOUNT                   ASSETS AND OTHER DEBITS                  AS OF DECEMBER 31, 1996
                                                                     CURRENT      PRIOR
               SERVICE COMPANY PROPERTY
101       Service company property (Schedule II)                   32,924,212  30,410,487
101.1     Property under capital leases - Net                       2,049,104   1,107,222
          [Page 19C Footnote D]
107       Construction work in progress (Schedule II)                 133,826   1,425,389
               Total Property                                      35,107,142  32,943,098
111 &     Less accumulated provision for depreciation
108         and amortization of service company
            property (Schedule III)                                12,719,559  11,551,876
               Net Service Company Property                        22,387,583  21,391,222

          INVESTMENTS

123       Investments in associate companies
               (Schedule IV)
124       Other Investments (Schedule IV)
               Total Investments                                            0           0

          CURRENT AND ACCRUED ASSETS

131       Cash                                                          1,769       1,769
134       Special deposits                                             40,925      40,925
135       Working funds                                                19,826      11,605
136       Temporary cash investments (Schedule IV)                  4,025,000     200,000
141       Notes receivable                                                  0           0
143       Accounts receivable                                         699,882     567,345
144       Accumulated provision of uncollectible accounts                   0           0
146       Accounts receivable from associate
            companies (Schedule V)                                  4,738,260   8,696,603
152       Fuel stock expenses undistributed (Schedule VI)                   0           0
154       Materials and supplies                                       50,823      54,559
163       Stores expense undistributed (Schedule VII)                   1,678       2,461
165       Prepayments                                                 585,853     499,590
171       Interest Receivable                                             601         109
174       Misc Current and Accrued Assets (Schedule VIII)                   0           0
               Total Current and Accrued Assets                    10,164,617  10,074,966

          DEFERRED DEBITS

181       Unamortized debt expense                                     84,396     112,118
182.3     Other regulatory assets                                     180,699     202,598
184       Clearing accounts                                                 0           0
186       Miscellaneous deferred debits (Schedule IX)                 818,291   1,637,358
188       Research, development, or demonstration
            expenditures (Schedule X)                                       0           0
190       Accumulated deferred income taxes                           208,286     319,492
               Total Deferred Debits                                1,291,672   2,271,566
               TOTAL ASSETS AND OTHER DEBITS                       33,843,872  33,737,754


ANNUAL REPORT OF EUA SERVICE CORPORATION
SCHEDULE I - COMPARATIVE BALANCE SHEET

ACCOUNT             LIABILITIES AND PROPRIETARY CAPITAL            AS OF DECEMBER 31, 1996
                                                                     CURRENT      PRIOR
          PROPRIETARY CAPITAL
201       Common stock issued (Schedule XI)                             1,000       1,000
211       Miscellaneous paid-in-capital (Schedule XI)               2,500,000   3,500,000
215       Appropriated retained earnings (Schedule XI)
216       Unappropriated retained earnings (Schedule XI)              719,835     356,832
               Total Proprietary Capital                            3,220,835   3,857,832

          LONG-TERM DEBT

223       Advances from associate companies (Schedule XII)
2240.1    Other long-term debt (Schedule XII)                       9,000,000  11,200,000
225       Unamortized premium on long-term debt
226       Unamortized discount on long-term debt-debit
               Total Long-Term Debt                                 9,000,000  11,200,000

227       Obligations under capital leases - non current            1,188,957     547,956

          CURRENT AND ACCRUED LIABILITIES

2240.2    Current Maturities - Long-Term Debt                       1,100,000   1,100,000
231       Notes payable
232       Accounts payable                                            883,757   1,802,317
233       Notes payable to associate companies
            (Schedule XIII)
234       Accounts payable to associate companies
            (Schedule XIII)                                           529,267     178,806
236       Taxes accrued                                                 5,687      10,149
237       Interest accrued                                            522,968     635,168
238       Dividends declared
241       Tax collections payable                                       1,659       4,160
242       Miscellaneous current and accrued
            liabilities (Schedule XIII)                                68,708      82,283
243       Obligations under capital leases - current                  860,147     559,266
               Total Current and Accrued Liabilities                3,972,193   4,372,149

          DEFERRED CREDITS

253       Other deferred credits                                   14,746,052  12,006,932
254       Regulatory liabilities                                       13,128      17,400
255       Accumulated deferred investment tax credits
               Total Deferred Credits                              14,759,180  12,024,332

282 & 283 ACCUMULATED DEFERRED INCOME TAXES                         1,702,707   1,735,485

          TOTAL LIABILITIES & PROPRIETARY CAPITAL                  33,843,872  33,737,754

ANNUAL REPORT OF EUA SERVICE CORPORATION

For the Year Ended December 31, 1996

SCHEDULE II - SERVICE COMPANY PROPERTY
                          BALANCE AT              RETIREMENTS              BALANCE
                           BEGINNING                   OR      OTHER  1/  AT CLOSE
        DESCRIPTION          OF YEAR    ADDITIONS     SALES      CHANGES    OF YEAR
SERVICE COMPANY PROPERTY

Account

301  ORGANIZATION              9,040           0            0          0       9,040

303  MISCELLANEOUS
     INTANGIBLE PLANT      1,482,247     216,976            0          0   1,699,223

304  LAND & LAND RIGHTS      717,080           0            0          0     717,080

305  STRUCTURES AND
     IMPROVEMENTS         16,353,721   1,701,316       25,000          0  18,030,037

306  LEASEHOLD               542,449           0            0          0     542,449
     IMPROVEMENTS

307  EQUIPMENT  2/         7,761,089      95,974            0          0   7,857,063

308  OFFICE FURNITURE
     AND EQUIPMENT         3,544,861     524,459            0          0   4,069,320

309  AUTOMOBILES,
     OTHER VEHICLES
     AND RELATED
     GARAGE EQUIPMENT              0           0            0          0           0

310  AIRCRAFT & AIRPORT
     EQUIPMENT                     0           0            0          0           0

311  OTHER SERVICE
     COMPANY
     PROPERTY  3/                 0           0            0          0            0

     SUB-TOTAL            30,410,487   2,538,725       25,000              32,924,212

107  CONSTRUCTION
     WORK IN
     PROGRESS   4/         1,425,389           0            0  1,291,563     133,826

     TOTAL                31,835,876   2,538,725       25,000  (1,291,563) 33,058,038

                                                                     BALANCE
                                                           NET      AT CLOSE
              SUBACCOUNT DESCRIPTION                    ADDITIONS    OF YEAR

110   Cellular Phone Equipment                                  0       2,731
131   Word Processing Equipment                                 0      16,572
133   Data Processing Equipment                                 0   1,367,948
120   Consumer Service Equipment                            5,522       5,522
240   Office Services Equipment                                 0         450
310   Employee Communication/Visual Aids Equipment              0      71,013
325   Community Relations Equipment                         2,441       2,441
364   Purchasing/Material Management Equipment                  0     111,199
372   Energy Management Equipment                               0      26,201
417   Treasury Department Equipment                             0      20,117
422   Rate and Revenue Research Equipment                       0      49,554
427   Accounting Systems Equipment                              0       1,736
441   Customer & Consumer Service Equipment                     0     218,761
452   West Bridgewater Building Equipment                   9,590      57,011
565   Meter Testing Equipment                               1,753      83,488
572   Electrical Systems Equipment                         53,809      53,809
574   Engineering Equipment                                     0     179,218
582/5 Substation/Communication Equipment                        0     586,510
583   Radio/Microwave Equipment                            17,061      17,061
610   Transmission & Distribution Equipment                   798         798
650   URD Line Equipment                                    5,000       5,000
000   Microwave Equipment                                       0   4,979,923

      TOTAL                                                95,974   7,857,063

1/    PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
           SCHEDULE II - CONTINUED

2/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

3/    DESCRIBE OTHER SERVICE COMPANY PROPERTY:

      NONE



3/    DESCRIBE CONSTRUCTION WORK IN PROGRESS:
      CSS Regulation Upgrade                              103,563
      Overhead Line Training Facility                      28,963
      Office Furniture & Equipment                          1,330

                                                       -----------
      TOTAL                                               133,856
                                                       ===========

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1996

SCHEDULE III

ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF SERVICE COMPANY PROPERTY

                                        ADDITIONS                   OTHER
                           BALANCE AT   CHARGED TO                 CHANGES      BALANCE
                            BEGINNING    ACCOUNTS                    ADD        AT CLOSE
          DESCRIPTION        OF YEAR    403 & 405   RETIREMENTS  (DEDUCT) 1/    OF YEAR
Account

301  ORGANIZATION                   0            0            0            0

303  MISCELLANEOUS
     INTANGIBLE PLANT       1,269,977      110,797            0            0    1,380,774

304  LAND AND LAND RIGHTS           0            0            0            0

305  STRUCTURES AND
     IMPROVEMENTS           3,182,190      430,422       25,000      (24,557)   3,563,055

306  LEASEHOLD
     IMPROVEMENTS             542,448            0            0            0      542,448

307  EQUIPMENT              4,595,805      483,382            0            0    5,079,187

308  OFFICE FURNITURE
     AND FIXTURES           1,961,456      192,639            0            0    2,154,095

309  AUTOMOBILES, OTHER
     VEHICLES AND RELATED
     GARAGE EQUIPMENT               0            0            0            0            0

310  AIRCRAFT AND AIRPORT
     EQUIPMENT                      0            0            0            0            0

311  OTHER SERVICE
     COMPANY PROPERTY               0            0            0            0            0
                           11,551,876    1,217,240       25,000      (24,557)  12,719,559


1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1996

            SCHEDULE IV - INVESTMENTS

INSTRUCTIONS: Complete the following schedule concerning investments.

              Under Account 124 "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

              Under Account 136, "Temporary Cash Investments", list each investment separately.

                                                  BALANCE AT    BALANCE
                                                   BEGINNING   AT CLOSE
                     D E S C R I P T I O N          OF YEAR     OF YEAR
ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES

              NONE

ACCOUNT 124 - OTHER INVESTMENTS

              NONE

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS

              Shawmut Bank, N.A.                     200,000   4,025,000

                    TOTAL                            200,000   4,025,000

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1996

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company.  Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.
                                                           BALANCE AT    BALANCE
                                                            BEGINNING   AT CLOSE
                         D E S C R I P T I O N               OF YEAR     OF YEAR

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM
              ASSOCIATE COMPANIES

                Blackstone Valley Electric Co.                572,389     747,369
                Eastern Utilities Associates                3,503,880      34,094
                Montaup Electric Company                    1,134,728     828,490
                Eastern Edison Company                      2,220,375   2,469,220
                EUA Cogenex Corporation (Incl. Divisions)     449,655     171,120
                EUA Energy Investment Corporation              42,682      22,683
                EUA Ocean State Corporation                    42,682      19,346
                Newport Electric Corporation                  744,534     427,375
                EUA Transcapacity                               4,533       8,554
                EUA Bioten                                          0       9,879
                EUA Energy Services                                 0         130

                  TOTAL ACCOUNTS RECEIVABLE                 8,715,458   4,738,260

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:
                                                                          TOTAL
Analysis by Company:                                                    PAYMENTS

                Blackstone Valley Electric Co.                          1,821,024
                Eastern Utilities Associates                               95,820
                Montaup Electric Company                                1,228,362
                Eastern Edison Company                                  4,721,517
                EUA Cogenex Corporation (Including Divisions)             366,920
                EUA Energy Investment Corporation                          18,794
                EUA Ocean State Corporation                                 5,392
                Newport Electric Corporation                              657,208
                EUA Transcapacity                                             174


                  TOTAL PAYMENTS                                        8,915,211

Convenience payments paid by the Service Corporation on behalf of associated companies were primarily for equipment leasing, postage, commitment fees, advertising, outside services and insurance plans.




ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1996

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below, give an overall report of the fuel functions performed by the service company.

         D E S C R I P T I O N                       LABOR   EXPENSES    TOTAL
ACCOUNT 152 - FUEL STOCK EXPENSES
              UNDISTRIBUTED                               0         0         0

                NONE

                    TOTAL                                 0         0         0





SUMMARY:

 ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1996
SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

                   D E S C R I P T I O N         LABOR   EXPENSES    TOTAL
ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED

Stores expense incurred during year
distributed as follows:                               0    23,531    23,531

              Blackstone Valley Electric              0    (3,560)   (3,560)
              Montaup Electric Company                0    (8,132)   (8,132)
              Eastern Edison Company                  0    (6,790)   (6,790)
              Newport Electric Corporation            0    (3,371)   (3,371)

                    TOTAL                             0     1,678     1,678

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1996

SCHEDULE VIII

MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS: Provide detail of items in this account.  Items less than
              $10,000 may be grouped, showing the number of items in each group.

                                            BALANCE AT    BALANCE
                                             BEGINNING   AT CLOSE
           D E S C R I P T I O N              OF YEAR     OF YEAR
ACCOUNT 174 - MISCELLANEOUS CURRENT AND
              ACCRUED ASSETS                         0           0

                NONE

                    TOTAL                            0           0

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1996

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS: Provide detail of items in this account.  Items less than
              $10,000 may be grouped by class showing the number of items in each class.

                                              BALANCE AT    BALANCE
                                               BEGINNING   AT CLOSE
            D E S C R I P T I O N               OF YEAR     OF YEAR
ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Computer Graphics System                          14,825      12,557
MFT Assessment                                   577,047     590,128
Grantor Trust Assets                           1,031,000           0
Retrospective Insurance Adjustment                12,443           0
Post -Retirement Benefits Other Than Pensions          0     208,362
Miscellaneous Deferred Debits (4)                  2,043       7,243

              TOTAL                            1,637,358     818,290

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1996

SCHEDULE X

RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES



INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

                 D E S C R I P T I O N                   AMOUNT
ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION
              EXPENDITURES                                     0

                NONE


                    TOTAL                                      0

ANNUAL REPORT OF EUA Service Corporation
For the Year Ended December 31, 1996

          SCHEDULE XI - PROPRIETARY CAPITAL

                                       NUMBER OF  PAR OR STATED  OUTSTANDING CLOSE OF PERIOD
   ACCOUNT                              SHARES        VALUE         NO. OF         TOTAL
   NUMBER     CLASS OF STOCK          AUTHORIZED    PER SHARE       SHARES        AMOUNT
              COMMON
201           STOCK ISSUED                 5,000         $10.00           100        $1,000


INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

                    DESCRIPTION                                                   AMOUNT
ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL                                      $2,500,000

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS

              (1)  See Schedule XIV Notes to Financial Statements, Page 19C.
                                                                 TOTAL           $2,500,000

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing non-associates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                                                                  BALANCE
                                      BALANCE AT    NET INCOME                      AT
                                       BEGINNING        OR         DIVIDENDS       CLOSE
                    DESCRIPTION         OF YEAR       (LOSS)         PAID         OF YEAR
ACCOUNT 216 - UNAPPROPRIATED
              RETAINED EARNINGS          356,832        363,003             0       719,835

              TOTAL                      356,832        363,003             0       719,835

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1996

SCHEDULE XII - LONG-TERM DEBT


INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For
               Account 224 - Other Long-Term Debt, provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                                          DATE                          BALANCE AT                       BALANCE AT
                         CLASS & SERIES    OF     INTEREST    AMOUNT    BEGINNING                      1/  CLOSE
    NAME OF CREDITOR     OF OBLIGATION  MATURITY    RATE    AUTHORIZED   OF YEAR   ADDITIONS DEDUCTIONS    OF YEAR
ACCOUNT 223 -
        ADVANCES
        FROM
        ASSOCIATE
        COMPANIES                              0         0           0          0         0           0           0

ACCOUNT 224 -
        OTHER LONG-      Senior
        TERM DEBT        Secured Note      2,008    10.20%  20,000,000  11,200,000        0   2,200,000   9,000,000


        TOTAL                              2,008    10.20%  20,000,000  11,200,000        0   2,200,000   9,000,000

1/  GIVE AN EXPLANATION OF DEDUCTIONS:

        (1) Current maturities - Long-term debt due within one year $1,100,000 and Optional Sinking fund payment $1,100,000.

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1996

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES


INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                      BALANCE AT    BALANCE
                                                       BEGINNING   AT CLOSE
                D E S C R I P T I O N                   OF YEAR     OF YEAR
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

              NONE

              TOTAL                                            0           0


ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

              Blackstone Valley Electric Co.              89,114      63,535
              Montaup Electric Co.                         3,310       1,102
              Eastern Edison Company                      12,650     381,749
              Eastern Utilities Associates                     0         959
              Cogenex                                     24,440      76,220
              Newport Electric Corporation                49,292       5,702



              TOTAL                                      178,806     529,267

ACCOUNT 242 - MISCELLANEOUS CURRENT AND
              ACCRUED LIABILITIES

              Insurance Reserve                           61,113      39,305
              Commitment Fees Accrued                      2,365       2,103
              Flexible Spending                           18,805      27,300
              Miscellaneous                                    0           0



              TOTAL                                       82,283      68,708



                     EUA SERVICE CORPORATION

                  NOTES TO FINANCIAL STATEMENTS



A.   Nature of Operations and Summary of Significant Accounting Policies

General

EUA Service Corporation (the "Company") is a wholly-owned subsidiary of Eastern Utilities Associates (EUA) and is subject to the jurisdiction of the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (the "Act"); its accounts are maintained under the system of accounts prescribed by the Act. The Company provides administrative, data processing, engineering, financial and certain other services, at cost, to the associated companies in the EUA System.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income and Expenses

The costs of the services are determined on a direct-charge basis to the extent practicable. Indirect costs are prorated based upon departmental allocation factors developed and reviewed by the Company's department supervisors and by associated companies' management. Operating revenues in the accompanying statements of income include the Company's billings to non-affiliated companies and to its affiliates for its operating costs. In accordance with an order of the SEC, the Company is permitted to bill a return on its total equity capitalization, calculated on the basis of a formula prescribed by the SEC.

The company allocates to its affiliated companies the profits generated from performance of services to non-affiliated companies and other miscellaneous revenues. These profits are allocated as a reduction in the level of equity return billed to affiliated companies, in accordance with the SEC Uniform System of Accounts general instruction. For 1996 there were no non-affiliated profits, thus the equity return billed to affiliated companies was not adjusted. In 1995 $202,471 of non-affiliated profits was utilized to reduce the level of equity return billed to affiliated companies.

Voluntary Retirement Incentive (VRI) Offer

In March 1995, EUA announced a corporate reorganization. As part of the reorganization, a VRI was offered to twenty eight professionals of the Company. Twenty two of those eligible for the program accepted the incentive and retired effective June 1, 1995. This incentive program resulted in a one-time $2.3 million pre-tax charge to second quarter 1995 expenses of the Company. The Company billed out this one-time charge to its affiliates as part of its operating costs resulting in no financial impact on the Company's results of operations.



                     EUA SERVICE CORPORATION

             NOTES TO FINANCIAL STATEMENTS, Continued


Utility Plant and Depreciation

Real property and equipment are reported at its original cost. Depreciation is computed using the straight-line method based on estimated useful lives of various classes of equipment. Provisions for depreciation were equivalent to a composite rate of approximately 4.0% in 1996 and 1995 based on the average depreciable property balances at the beginning and end of each year. Equipment and vehicles leased under capital leases are amortized over the lives of the respective leases.

Depreciation expense related to real property and equipment totaled $1,217,240 and $1,152,119 for 1996 and 1995 respectively. Amortization expense for equipment and vehicles under capital leases totaled $844,031 and $534,864 for 1996 and 1995 respectively.

Deferred Debits

The components of deferred debits at December 31, 1996 and 1995 are detailed as follows (in thousands):

                                                 1996           1995

     Regulatory Assets:
     Deferred SFAS 109 costs (Note B)         $   181           $ 203
     Other deferred charges and assets:
        MFT Assessment (Note L)                   590             577
        Unamortized debt expense                   84             112
        Q Grantor Trust Assets                                  1,031
        SFAS 106                                  208
        Other                                      20              29
      Total other deferred charges and assets     902           1,749
                                               $1,083          $1,952



Capitalized Interest

Capitalized equity and debt interest components represent the estimated cost of borrowed and equity funds used to finance the Company's addition to its existing office facility. The equity portion of $877 is included in Other income and was allocated to affiliated companies. The interest portion of $2,569 was allocated to affiliated companies as a reduction in interest expense.

Cash and Temporary Cash Investments

The Company considers all highly liquid or temporary cash investments purchased with a maturity of three months or less when acquired to be cash equivalents.



                EUA SERVICE CORPORATION

        NOTES TO FINANCIAL STATEMENTS, Continued


New Accounting Standard

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (FAS 121), effective for fiscal year 1996. FAS 121 requires all regulatory assets, assets which were established as a result of high probability of recovery in a regulated environment, to continue to meet that high probability of recovery at each balance sheet date. Based on the current regulatory framework, management does not expect that adoption of this standard will have a material effect on the Company's financial position or results of operation. However, this assumption may change in the future as changes are made in the current regulatory framework or as competitive factors influence wholesale and retail pricing in the electric utility industry.

Income Taxes

In accordance with the EUA System's tax allocation agreement, the general policy of the Company with respect to accounting for federal and state income taxes is to reflect in income the estimated amount of taxes currently payable, as determined from the consolidated tax return on an allocated basis and to provide for deferred taxes on certain items subject to temporary differences.





                     EUA SERVICE CORPORATION

             NOTES TO FINANCIAL STATEMENTS, Continued



B.   Income Taxes:

Components of income tax expense (credit) for the years 1996 and 1995 are as follows:

(in thousands)
                    1996                   1995
Federal:
  Current          $ 220                $    (1)
  Deferred            37                      36

                     257                      35

State:
  Current             11                       8
  Deferred            59                      59

Total income
tax expense        $ 327                   $ 102

Total income tax expense was different from the amounts computed by applying federal income tax statutory rates to book income subject to tax, for the following reasons:


(in thousands)

                                                   1996              1995

Federal income tax computed at statutory rates    $ 242              $177
Increases (decreases) in tax from:
  Prior period tax adjustments                      (29)
  Non-taxable return from affiliates               (106)
  Depreciation differences                            4                 4
  State taxes, net of federal income
  tax benefit                                        70                67
  Other                                              11               (11)

Total income tax expense                          $ 327             $ 102


                     EUA SERVICE CORPORATION

             NOTES TO FINANCIAL STATEMENTS, CONTINUED



The Company adopted FASB Statement No. 109, "Accounting for Income Taxes" (FAS109) effective as of January 1, 1993, which requires recognition of deferred income taxes for temporary differences that are reported in different years for financial reporting and tax purposes using the liability method. Under the liability method, deferred tax liabilities or assets are computed using the tax rates that will be in effect when temporary differences reverse. At December 31, 1996 and 1995 no valuation allowance was deemed necessary for total deferred tax assets. Total deferred tax assets and liabilities for 1996 and 1995 are comprised as follows:

(in thousands)

                              Deferred Tax               Deferred Tax
                              Assets                     Liabilities

                              1996      1995             1996       1995

Plant related differences                                 $1,522   $1,608
Alternative minimum tax
State net operating loss
  carry forward                  $186       $246
Computer licensing agreement                  80
Other                              24         31             183      165

Total                            $210       $357          $1,705   $1,773


The Company has approximately $2.0 million in state net operating loss carry forwards which it expects to utilize within the five year period according to state regulations.

C.   Long-Term Debt:

The Company's 10.2% Senior Secured Notes due 2008 are collateralized primarily by a mortgage on the Company's operations building located in West Bridgewater, Massachusetts.

Under the agreement securing the Notes, the Company is required at all times, to maintain its common equity balance at $1,500,000 or greater.

The aggregate amount of the Company's cash sinking fund requirement for long-term debt for five years following 1996 is $1,100,000 for each of the years 1997 through 2001.

EUA has entered into equity maintenance agreements in connection with the issuance of the Company's notes.


                     EUA SERVICE CORPORATION

             NOTES TO FINANCIAL STATEMENTS, Continued



D.   Capital Leases:

The Company conducts the major portion of its operations as a service corporation in the electric utility industry using certain leased data processing equipment, office equipment and vehicles.

The following is an analysis of the leased property under capital leases as of

                                           December 31,
                                         (in thousands)

                                        1996          1995

   Equipment                          $3,764        $2,446
   Less accumulated amortization      (1,715)       (1,339)
   Net leased equipment               $2,049        $1,107



The following is a schedule of approximate future minimum lease payment commitments for capital and noncancelable leases as of December 31, 1996:

                                                 (in thousands)

                                              Capital       Operating
    Years ending December 31:                  Leases        Leases

        1997                                    $ 987        $1,367
        1998                                      624         1,296
        1999                                      396         1,081
        2000                                      256           418
        2001                                       29             7
        After 2001                                  4
    Total future minimum lease payments        $2,296        $4,169

    Less interest                                 247

    Present value of net minimum lease
        payments                               $2,049

Total rent expense for operating leases (in thousands) was $1,625 and $1,669 for 1996 and 1995, respectively.



                     EUA SERVICE CORPORATION

             NOTES TO FINANCIAL STATEMENTS, Continued



E.   Capital Stock:

There were no changes in the number of authorized shares during the years ended December 31, 1996 and 1995. During 1996 the Company paid $1,000,000 to its parent company, EUA, as a return of capital.


F.   Related-Party Transactions:

The Company generates a majority of its revenues from the billing of services rendered to its affiliates within the EUA System. An analysis of services billed to affiliated companies for the years ended December 31, 1996 and 1995, is as follows:

                                            (in thousands)
                                             1996        1995

  Eastern Edison Company                  $23,031     $18,741
  Blackstone Valley Electric Company       11,923      10,448
  Montaup Electric Company                  7,855      10,522
  Newport Electric Corporation              6,195       5,249
  EUA Cogenex Corporation                   1,146       1,269
  Eastern Utilities Associates                243         232
  EUA Ocean State Corporation                 182         191
  EUA Energy Investment Corporation           355         415
  EUA Energy Services Incorporated              6
  EUA Transcapacity                             5
  EUA Bioten                                   10

                                          $50,951     $47,067


G.   Pensions:

The Company participates with other EUA System companies in a non-contributory defined benefit pension plan covering substantially all of their employees. Retirement plan benefits are based on years of service and average compensation over the four years prior to retirement. It is the EUA System's policy to fund the retirement plan on a current basis in amounts determined to meet the funding standards established by the Employee Retirement Income Security Act of 1974.


                EUA SERVICE CORPORATION

        NOTES TO FINANCIAL STATEMENTS, Continued



The Company's total pension expense (including amounts related to the 1995 voluntary retirement incentive offer) amounted to $2,209,531 for 1996 and $2,356,826 for 1995 including the following components:


                                             (in thousands)

                                            1996          1995

Service cost - benefits earned during
     the period                           $1,626        $1,006

Plus (less):
     Interest cost on projected
         benefit obligation                3,644         2,569
     Actual (return) on assets            (4,142)       (6,748)
     Net amortization and deferrals        1,082         4,608
     Voluntary Retirement Incentive                        922


Total pension expense                      $2,210        $2,357



The discount rate and rate of increase in future compensation levels used in determining pension obligations were 7.25% in 1996 and 8.25% in 1995 and 4.25% in 1996 and 4.75% in 1995, respectively. The expected long-term rate of return on plan assets in 1996 and 1995 was 9.50%.

The discount rate used to determine pension obligations, changed effective January 1, 1997 to 7.5% and was used to calculate the plan's funded status at December 31, 1996. The funded status of the plan cannot be presented separately for the Company as it participates in the plan with other subsidiaries of EUA.

The one-time voluntary retirement incentive offer also resulted in approximately $582,000 of non-qualified pension benefits which were expensed and billed to affiliates in 1995. The balance, which is included in other liabilities for these unfunded benefits, amounted to approximately $518,000 and $562,000 for 1996 and 1995 respectively.


                EUA SERVICE CORPORATION

        NOTES TO FINANCIAL STATEMENTS, Continued



EUA also maintains non-qualified supplemental retirement plans for certain officers of the EUA System (Supplemental Plans). Benefits provided under the Supplemental Plans are based primarily on compensation at retirement date. EUA maintains life insurance on the participants of the Supplemental Plans to fund in whole, or in part, its future liabilities under the Supplemental Plans. As of December 31, 1996, approximately $4.0 million is included as a liability in other deferred credits for these plans. For the years ending December 31, 1996 and 1995 the Company's portion of expenses related to the supplemental plan were approximately $1.1 million and $1.3 million respectively. The company bills out these costs to its affiliates as part of its operating costs and therefore the Supplemental Plans do not have a significant impact on the company's results of operations.

The Company also provides a defined contribution 401(k) savings plan for substantially all employees. The Company's matching percentage of employees' voluntary contribution to the plan, amounted to $667,264 and $577,607 in 1996 and 1995 respectively. The company bills out these costs to its affiliates and therefore the savings plan does not have a significant impact on the company's result of operations.


H.   Post-Retirement Benefits:

Retired employees are entitled to participate in health care and life insurance benefit plans. Health care benefits are subject to deductibles and other limitations. Health care and life insurance benefits are partially funded by the company for all qualified employees.

The Company adopted FAS106, "Accounting for Post-Retirement Benefits Other Than Pensions," as of January 1, 1993. This standard established accounting and reporting standards for such post-retirement benefits as health care and life insurance. FAS106 further requires the accrual of the cost of such benefits during an employee's years of service and the recognition of the actuarially determined total post-retirement benefit obligations (Transition Obligation) earned by existing employees and retirees. The Company elected to recognize the Transition Obligation over a period of 20 years, as permitted by FAS106.

The resultant annual obligation, net of capitalized amounts, was approximately $1.7 million and $1.9 million in 1996 and 1995 respectively.



                EUA SERVICE CORPORATION

        NOTES TO FINANCIAL STATEMENTS, Continued



The total cost of post-retirement benefits other than pensions (including amounts related to the 1995 voluntary retirement incentive offer) for 1996 and 1995 includes the following components:

(in thousands)

                                                  1996         1995

Service cost                                   $   513      $   338
Interest cost                                    1,163          875
Actual return on plan assets                         3         (312)
Amortization of transition obligation              540          540
Other amortization and deferrals-net              (544)         (18)
Voluntary retirement incentive                                  432

     Total post-retirement benefit cost          $1,675      $1,855

Assumptions:
    Discount rate                                 7.25%        8.25%
    Health care cost trend rate-near-term         9.00%       11.00%
    Health care cost trend rate-long-term         5.00%        5.00%
    Salary increase rate                          4.25%        4.75%
    Rate of return on plan assets - non union     7.50%        5.50%



(in thousands)
Reconciliation of funded status:
                                                  1996           1995
Accumulated post retirement benefit obligation
(APBO):

Retirees                                     $  (5,360)   $  (4,466)
Active employees fully eligible for benefits    (2,003)      (2,013)
Other active employees                          (9,079)      (6,823)
          Total                               $(16,442)    $(13,302)

Fair value of assets, primarily notes & bonds    7,004        5,375
Unrecognized transition obligation               8,635        9,175
Unrecognized net loss (gain)                     1,058       (1,356)
  Prepaid (accrued) post
    retirement benefit cost                 $      255    $    (108)

The discount rate used to determine post retirement benefit obligations changed January 1, 1997 to 7.5% and was used to calculate the funded status of post-retirement benefits at December 31, 1996.





                EUA SERVICE CORPORATION

        NOTES TO FINANCIAL STATEMENTS, Continued


Increasing the assumed health care cost trend rate by 1% each year would increase the total post-retirement benefit cost for 1996 by approximately $ 0.3 million and increase the total accumulated post-retirement benefit obligation by approximately $2.5 million.

The Company has also established an irrevocable external Voluntary Employee Benefit Association Trust Fund for non-union retirees. Contributions to the fund commenced in March 1993 and totaled $2,038,670 and $1,498,209 during 1996 and 1995 respectively.


I.   Lines of Credit:

The EUA System companies, which includes the Company, maintain short-term lines of credit with various banks aggregating approximately $140 million. At December 31, 1996 unused short-term lines of credit amounted to $89 million. However, these credit lines were also available to other EUA System companies under joint credit line arrangements. In accordance with informal agreements with the various banks, commitment fees are required to maintain the lines of credit. The company had no short-term borrowings outstanding at year end.


J.   Fair Value of Financial Instruments:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate:

Cash and Temporary Cash Investments: The carrying amount approximates fair value because of the short-term maturity of those instruments.

Long-term Debt: The fair value of the Company's long-term debt were based on quoted market prices for securities of similar investment grade and general character.

The estimated fair value of the company's financial instruments at December 31, 1996 are as follows (in thousands):

                                                   Carrying              Fair
                                                     Amount             Value

Cash and Temporary Cash Investments                $ 4,088             $ 4,088

Long-Term Debt                                      10,100              10,585




                EUA SERVICE CORPORATION

        NOTES TO FINANCIAL STATEMENTS, Continued




K.   Commitments and Contingencies:

The Company was assessed by the Massachusetts Department of Revenue (DOR) approximately $750,000 in additional taxes and interest in connection with an
audit of the Company's state tax returns for the years 1985 and 1986.   The
Company paid the assessment and interest in March 1989. The assessment was attributable to a computation of income by the DOR on services rendered to affiliated companies over and above what it actually charged the companies for the services. The Company disagrees with the DOR's position and has filed for an abatement of the full amount of the assessment. Accordingly, these amounts have not been charged to expense.

In February of 1994, the Company was notified by the DOR that the addition of imputed income by the DOR was incorrect with respect to taxable year 1984, and the Company received an abatement of the additional tax assessed for that year. In the same notification, the DOR took the position that the Applications for Abatement related to taxable years 1985 and 1986 were not timely filed and therefore the issue of incorrectly imputed income cannot be considered. The Company disagreed with the DOR's position and filed an appeal with the Appellate Tax Board on May 5, 1993. On June 7, 1996 a motion to dismiss filed by the Massachusetts Commissioner of Revenue was denied.

In March 1997 the Company and the Commissioner reached a settlement agreement whereby the Commissioner abated the assessments for the years 1985 and 1986 in full and refunded to the Company the $750,000 paid plus interest accumulated through the refund date. In exchange the company withdrew its appeal of the Commissioner's refusal to abate the assessments on file with the Appellate Tax Board.

        ANNUAL REPORT OF EUA Service Corporation

          For the Year Ended December 31, 1996

                       SCHEDULE XV

                   STATEMENT OF INCOME
                                                            CURRENT      PRIOR
ACCOUNT                D E S C R I P T I O N                 YEAR        YEAR
          INCOME
457       Services rendered to associate companies        50,951,471  47,066,951
458       Services rendered to nonassociate companies        881,739     521,404
421.1     Miscellaneous income                                 4,200       4,200
              Total Income                                51,837,410  47,592,555

          EXPENSE
920       Salaries and wages                              29,921,364  26,256,280
921       Office supplies and expenses                     2,219,557   1,763,066
922       Administrative expense transferred - credit              0         370
923       Outside services employed                        1,478,097   1,223,084
924       Property insurance                                  40,434      37,121
925       Injuries and damages                               235,044     440,004
926       Employee pension and benefits                    8,814,519   9,364,369
930.1     General advertising expenses                           508           0
930.2     Miscellaneous general expenses                     573,251     552,665
931       Rents                                            1,839,726   1,683,351
935       Maintenance of structure and equipment           1,030,344     994,123
403       Depreciation and amortization expense            1,217,240   1,152,119
408       Taxes other than income taxes                    2,542,812   2,354,107
409       Income taxes                                       230,954       7,354
410       Provision for deferred income taxes                 96,054      94,839
419.0     Other interest income                              (11,155)     (3,447)
419.1     AFUDC - Equity                                        (876)     (4,446)
421.0     Misc. non-operating income billed                   (3,203)    (16,030)
426.1     Donations                                            1,000           0
426.3     Penalties                                              347       3,261
426.5     Other deductions                                   178,074          30
427       Interest on long-term debt                       1,030,175   1,254,600
428       Amort. debt discount and expense                    27,697      31,056
431       Other interest expense                              15,012      14,960
432       AFUDC- Debt                                         (2,568)    (14,396)

          Total Expenses Billed                           51,474,407  47,188,440

          Total Expenses                                  51,474,407  47,188,440
              Net Income                                     363,003     404,115

 ANNUAL REPORT OF EUA Service Corporation

   For the Year Ended December 31, 1996

      ANALYSIS OF BILLING

      ASSOCIATE COMPANIES
          ACCOUNT 457

                                  DIRECT     INDIRECT    COMPENSATION     TOTAL
                                   COSTS       COSTS       FOR USE       AMOUNT
NAME OF ASSOCIATE COMPANY         CHARGED     CHARGED     OF CAPITAL     BILLED

                                   457-1       457-2        457-3
Blackstone Valley Electric Co.  10,489,725   1,352,248         80,812  11,922,785

Eastern Utilities Associates       212,044      30,282            453     242,779

Montaup Electric Company         6,969,091     810,601         75,472   7,855,164

Eastern Edison Company          20,241,275   2,628,967        160,462  23,030,704

EUA Cogenex Corp. (Inc. Divisions) 978,922     159,784          7,422   1,146,128

EUA Energy Investment Corp.        334,065      18,991          1,748     354,804

EUA Ocean State Corporation        160,737      20,320          1,328     182,385

Newport Electric Corporation     5,500,174     639,059         55,962   6,195,195

EUA Energy Services Incorporated     6,293           0              0       6,293

EUA Transcapacity  Corporation       5,354           0              0       5,354

EUA Bioten Corporation               9,880           0              0       9,880

            Total               44,907,560   5,660,252        383,659  50,951,471

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1996

ANALYSIS OF BILLING
NON-ASSOCIATE COMPANIES
ACCOUNT 458

                                                  DIRECT    INDIRECT  COMPENSATION             EXCESS      TOTAL
             NAME OF                               COST       COST       FOR USE     TOTAL       OR        AMOUNT
      NON-ASSOCIATE COMPANY                       CHARGED   CHARGED    OF CAPITAL     COST   DEFICIENCY    BILLED

                                                   458-1     458-2        458-3                 458-4
Taunton Municipal Lighting - Cust. Acct.           25,484      8,929                 34,413      65,687    100,100
Transcapacity                                      29,857      1,444                 31,301           0     31,301
Bioten Partnership - Construction                 146,943      7,330                154,273           0    154,273
Tank Farm #4 - Bid Proposal                         3,363        150                  3,513         (80)     3,433
Tank Farm #4 - Design & Engineering               133,253        211                133,464     (17,716)   115,748
Portsmouth Boat - Design & Engineering              6,183         16                  6,199         602      6,801
Bioten Partnership - Marketing                     65,453      3,303                 68,756           0     68,756
Bioten Partnership - General Support              110,041      4,555                114,596           0    114,596
Cumberland School - Bid Proposal                      776         42                    818        (818)         0
Cumberland School - Construction                   15,891         25                 15,916       6,252     22,168
Main St. Pawtucket Street Light - Bid Proposal      1,731        112                  1,843      (1,843)         0
Anchorage Housing Navy - Bid Proposal                 300         21                    321           0        321
Anchorage Housing Navy - Construction              16,288          0                 16,288           0     16,288
MCI Bridgewater - Construction                     11,006         35                 11,041      (2,759)     8,282
Communications Tower Rentals                       19,840      1,744                 21,584     (21,584)         0
West Center Street Realty - Land                   18,321          0                 18,321      14,439     32,760
Taunton Municipal Lighting - Data Link              4,681          0                  4,681         780      5,461
Ocean State Power - NEPOOL Activities              11,718      1,800                 13,518           0     13,518
Ocean State Power - Data Link                      24,547          0                 24,547      11,649     36,196
Middleboro - SCADA Software                         2,933          0                  2,933       1,816      4,749
Pascoag - SCADA Services                            3,598          0                  3,598         971      4,569
Duke Louis Dreyfus                                128,994     13,006                142,000         419    142,419
General Non-Affiliated Activity                    82,671          0                 82,671     (82,671)         0

      TOTAL                                       863,872     42,723             0  906,595     (24,856)   881,739

      ANNUAL REPORT OF EUA Service Corporation

      For the Year Ended December 31, 1996

      SCHEDULE XVI
      ANALYSIS OF CHARGES FOR SERVICE
      ASSOCIATE AND NON-ASSOCIATION COMPANIES

                                                       ASSOCIATE COMPANY CHARGES
                                                         DIRECT       INDIRECT
DESCRIPTION OF ITEMS                                      COST          COST          TOTAL
920   SALARIES AND WAGES                                28,639,482       935,704    29,575,186
921   OFFICE SUPPLIES AND EXPENSES                       1,514,713       621,662     2,136,375
922   ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT                  0             0             0
923   OUTSIDE SERVICES EMPLOYED                          1,102,888       329,904     1,432,792
924   PROPERTY INSURANCE                                    40,434             0        40,434
925   INJURIES AND DAMAGES                                 234,713           276       234,989
926   EMPLOYEE PENSIONS AND BENEFITS                     8,456,496       271,076     8,727,572
928   REGULATORY COMMISSION EXPENSE                              0             0             0
930.1 GENERAL ADVERTISING EXPENSE                              508             0           508
930.2 MISC. GENERAL EXPENSE                                571,109         2,142       573,251
931   RENTS                                              1,020,280       799,411     1,819,691
935   MAINTENANCE                                          880,317       145,300     1,025,617
403   DEPRECIATION                                               0     1,209,347     1,209,347
405   AMORTIZATION                                               0             0             0
408   TAXES OTHER THAN INCOME TAXES                      2,446,620        70,191     2,516,811
409   INCOME TAXES                                               0       263,375       263,375
410   PROVISION FOR DEFERRED INCOME TAXES                        0       (18,413)      (18,413)
411   PROVISION FOR DEFERRED INCOME TAXES-CREDIT                 0             0             0
411.5 INVESTMENT TAX CREDIT                                      0             0             0
419.0 OTHER INTEREST INCOME                                      0       (11,155)      (11,155)
421.0 MISC. NON-OPERATING INCOME BILLED                          0        (3,203)       (3,203)
426.1 DONATIONS                                                  0         1,000         1,000
426.3 PENALTIES                                                  0           347           347
426.5 OTHER DEDUCTIONS                                           0           200           200
427   INTEREST ON LONG-TERM DEBT                                 0     1,004,144     1,004,144
428   AMORT. OF DEBT DISCOUNT AND EXPENSE                        0        27,462        27,462
431   OTHER INTEREST EXPENSE                                     0        14,926        14,926
432   AFUDC - DEBT                                               0        (2,568)       (2,568)
4191. AFUDC - EQUITY                                             0          (876)         (876)
INSTRUCTION:  Total cost of service will equal
for associate and non-associate companies the
total amount billed under their separate
analysis of billing schedules.

                                    TOTAL EXPENSES =    44,907,560     5,660,252    50,567,812
             COMPENSATION FOR USE OF EQUITY CAPITAL=                     383,659       383,659
 430        INTEREST ON DEBT TO ASSOCIATE COMPANIES=
                              TOTAL COST OF SERVICE=    44,907,560     6,043,911    50,951,471

      ANNUAL REPORT OF EUA Service Corporation

      For the Year Ended December 31, 1996

      SCHEDULE XVI
      ANALYSIS OF CHARGES FOR SERVICE
      ASSOCIATE AND NON-ASSOCIATION COMPANIES

                                                       NON-ASSOCIATE CO. CHARGES
                                                         DIRECT       INDIRECT
DESCRIPTION OF ITEMS                                      COST          COST          TOTAL
920   SALARIES AND WAGES                                   346,178             0       346,178
921   OFFICE SUPPLIES AND EXPENSES                          72,816        10,366        83,182
922   ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT                  0             0             0
923   OUTSIDE SERVICES EMPLOYED                             40,416         4,889        45,305
924   PROPERTY INSURANCE                                         0             0             0
925   INJURIES AND DAMAGES                                      55             0            55
926   EMPLOYEE PENSIONS AND BENEFITS                        86,947             0        86,947
928   REGULATORY COMMISSION EXPENSE                              0             0             0
930.1 GENERAL ADVERTISING EXPENSE                                0             0             0
930.2 MISC. GENERAL EXPENSE                                      0             0             0
931   RENTS                                                 10,944         9,091        20,035
935   MAINTENANCE                                            4,050           677         4,727
403   DEPRECIATION                                               0         7,893         7,893
405   AMORTIZATION                                               0             0             0
408   TAXES OTHER THAN INCOME TAXES                         24,948         1,053        26,001
409   INCOME TAXES                                         (32,421)            0       (32,421)
410   PROVISION FOR DEFERRED INCOME TAXES                  114,467             0       114,467
411   PROVISION FOR DEFERRED INCOME TAXES-CREDIT                 0             0             0
411.5 INVESTMENT TAX CREDIT                                      0             0             0
419.0 OTHER INTEREST INCOME                                      0             0             0
421.0 MISC. NON-OPERATING INCOME BILLED                          0             0             0
426.1 DONATIONS                                                  0             0
426.3 PENALTIES                                                  0             0             0
426.5 OTHER DEDUCTIONS                                     177,874             0       177,874
427   INTEREST ON LONG-TERM DEBT                            17,469         8,562        26,031
428   AMORT. OF DEBT DISCOUNT AND EXPENSE                      129           106           235
431   OTHER INTEREST EXPENSE                                     0            86            86
432   AFUDC - DEBT                                               0             0             0
4191. AFUDC -EQUITY                                              0             0             0

INSTRUCTION: Total cost of service will equal for associate and non-associate companies the total amount billed under their separate analysis of billing schedules.

                                    TOTAL EXPENSES =       863,872        42,723       906,595
             COMPENSATION FOR USE OF EQUITY CAPITAL=
 430        INTEREST ON DEBT TO ASSOCIATE COMPANIES=
                              TOTAL COST OF SERVICE=       863,872        42,723       906,595

      ANNUAL REPORT OF EUA Service Corporation

      For the Year Ended December 31, 1996

      SCHEDULE XVI
      ANALYSIS OF CHARGES FOR SERVICE
      ASSOCIATE AND NON-ASSOCIATION COMPANIES

                                                      TOTAL CHARGES FOR SERVICES
                                                         DIRECT       INDIRECT
DESCRIPTION OF ITEMS                                      COST          COST          TOTAL
920   SALARIES AND WAGES                                28,985,660       935,704    29,921,364
921   OFFICE SUPPLIES AND EXPENSES                       1,587,529       632,028     2,219,557
922   ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT                  0             0             0
923   OUTSIDE SERVICES EMPLOYED                          1,143,304       334,793     1,478,097
924   PROPERTY INSURANCE                                    40,434             0        40,434
925   INJURIES AND DAMAGES                                 234,768           276       235,044
926   EMPLOYEE PENSIONS AND BENEFITS                     8,543,443       271,076     8,814,519
928   REGULATORY COMMISSION EXPENSE                              0             0             0
930.1 GENERAL ADVERTISING EXPENSE                              508             0           508
930.2 MISC. GENERAL EXPENSE                                571,109         2,142       573,251
931   RENTS                                              1,031,224       808,502     1,839,726
935   MAINTENANCE                                          884,367       145,977     1,030,344
403   DEPRECIATION                                               0     1,217,240     1,217,240
405   AMORTIZATION                                               0             0             0
408   TAXES OTHER THAN INCOME TAXES                      2,471,568        71,244     2,542,812
409   INCOME TAXES                                         (32,421)      263,375       230,954
410   PROVISION FOR DEFERRED INCOME TAXES                  114,467       (18,413)       96,054
411   PROVISION FOR DEFERRED INCOME TAXES-CREDIT                 0             0             0
411.5 INVESTMENT TAX CREDIT                                      0             0             0
419.0 OTHER INTEREST INCOME                                      0       (11,155)      (11,155)
421.0 MISC. NON-OPERATING INCOME BILLED                          0        (3,203)       (3,203)
426.1 DONATIONS                                                  0         1,000
426.3 PENALTIES                                                  0           347           347
426.5 OTHER DEDUCTIONS                                     177,874           200       178,074
427   INTEREST ON LONG-TERM DEBT                            17,469     1,012,706     1,030,175
428   AMORT. OF DEBT DISCOUNT AND EXPENSE                      129        27,568        27,697
431   OTHER INTEREST EXPENSE                                     0        15,012        15,012
432   AFUDC- DEBT                                                0        (2,568)       (2,568)
419.1 AFUDC- EQUITY                                              0          (876)         (876)

INSTRUCTION: Total cost of service will equal for associate and non-associate companies the total amount billed under their separate analysis of billing schedules.

                                    TOTAL EXPENSES =    45,771,432     5,702,975    51,474,407
             COMPENSATION FOR USE OF EQUITY CAPITAL=                     383,659       383,659
 430        INTEREST ON DEBT TO ASSOCIATE COMPANIES=                           0             0
                              TOTAL COST OF SERVICE=    45,771,432     6,086,634    51,858,066


ANNUAL REPORT OF EUA Service Corporation
For the Year Ended December 31, 1996

              SCHEDULE XVI
           SCHEDULE OF EXPENSE DISTRIBUTION
                   BY
      DEPARTMENT OR SERVICE FUNCTION
                                         TOTAL                   DEPARTMENT  OR  SERVICE  FUNCTION
       DESCRIPTION OF ITEMS             AMOUNT       OVERHEAD        105        110-111       115        120'S
920   Salaries and Wages              29,921,364                    132,217     636,607     238,911     891,646
921   Office Supplies and Expenses     2,219,557                     14,734      27,308      10,329      43,245
922   Administrative Expense Transfer          0                          0           0           0           0
923   Outside Services Employed        1,478,097                     20,027           0       1,202       2,490
924   Property Insurance                  40,434                          0           0           0           0
925   Injuries and Damages               235,044                         (1)          0           0           0
926   Employee Pension and Benefits    8,814,519                       (158)          0           0           0
928   Regulatory Commission Expense            0                          0           0           0           0
930.1 General Advertising Expense            508                          0           0           0           0
930.2 Misc. General Expense              573,251                        115           0       4,057       2,084
931   Rents                            1,839,726                      3,982       8,599           0       7,054
935   Maintenance                      1,030,344                        718       3,949         351       1,552
403   Depreciation                     1,217,240                      2,281       4,137       9,034      28,558
405   Amortization                             0                          0           0           0           0
408   Taxes Other Than Income Taxes    2,542,812                      9,436      37,819      18,670      69,285
409   Income Taxes                       230,954                          0           0           0           0
410   Provision for Deferred Income Taxes 96,054                          0           0           0           0
411   Provision for Def Income Taxes-Credit    0                          0           0           0           0
419.0 Other Interest Income              (11,155)                         0           0           0           0
419.1 AFUDC - Equity Funds                  (876)                         0           0           0           0
421.0 Misc Non-Operating Income           (3,203)                         0           0      (3,203)          0
426.1 Donations                            1,000                          0           0           0           0
426.3 Penalties                              347                          0           0           0           0
426.5 Other Deductions                   178,074                          0           0           0         200
427   Interest on Long-Term Debt       1,030,175                          0       2,118      10,054      31,773
428   Amort. of Debt Discount and Exp     27,697                          0          56         279         849
431   Other Interest Expense              15,012                         16          52          82         261
432   AFUDC- Debt                         (2,568)                         0           0           0           0

INSTRUCTION: Indicate each department or service function. (See instruction 01-3 General
Structure of Accounting System: Uniform System of Accounts.)

                 TOTAL EXPENSES  =    51,474,407                    183,367     720,645     289,766    1,078,997

       ANNUAL REPORT OF EUA Service Corporation
         For the Year Ended December 31, 1996

              SCHEDULE XVI
           SCHEDULE OF EXPENSE DISTRIBUTION
                   BY
      DEPARTMENT OR SERVICE FUNCTION
                                                     DEPARTMENT  OR  SERVICE  FUNCTION
       DESCRIPTION OF ITEMS              130'S         210         215-220     230, 235       240        260'S
920   Salaries and Wages               2,822,223      126,175       831,245     408,837      59,360    1,770,534
921   Office Supplies and Expenses       164,119        1,707        79,069      29,472      23,346      75,322
922   Administrative Expense Transfer          0            0             0           0           0           0
923   Outside Services Employed           81,811        7,194       127,524      14,446         321      38,601
924   Property Insurance                       0            0             0      40,434           0           0
925   Injuries and Damages                     0            0             0     235,155           0           0
926   Employee Pension and Benefits            0       67,119     8,701,468           0           0           0
928   Regulatory Commission Expense            0            0             0           0           0           0
930.1 General Advertising Expense              0            0             0           0           0           0
930.2 Misc. General Expense               29,157            0        98,912       6,628       2,142      13,409
931   Rents                              708,630          691         4,958      11,941     323,344      10,304
935   Maintenance                        591,224            0             0       2,908           0      46,517
403   Depreciation                       116,472        1,822        32,394      12,762       1,798      51,099
405   Amortization                             0            0             0           0           0           0
408   Taxes Other Than Income Taxes      237,543        6,902        66,286      33,226       5,036     139,475
409   Income Taxes                             0            0             0           0           0           0
410   Provision for Deferred Income Taxes      0            0             0           0           0           0
411   Provision for Def Income Taxes-Credit    0            0             0           0           0           0
419.0 Other Interest Income                    0            0             0           0           0           0
419.1 AFUDC - Equity Funds                     0            0             0           0           0           0
421.0 Misc Non-Operating Income                0            0             0           0           0           0
426.1 Donations                                0            0             0           0           0           0
426.3 Penalties                                0            0             0           0           0           0
426.5 Other Deductions                         0            0             0           0           0           0
427   Interest on Long-Term Debt         112,980            0        37,775      16,412           0      60,015
428   Amort. of Debt Discount and Exp      3,046            0         1,016         408           0       1,672
431   Other Interest Expense                 929           17           310         135          35         533
432   AFUDC - Debt

INSTRUCTION: Indicate each department or service function. (See instruction 01-3 General
Structure of Accounting System: Uniform System of Accounts.)

                 TOTAL EXPENSES  =     4,868,134      211,627     9,980,957     812,764     415,382    2,207,481

       ANNUAL REPORT OF EUA Service Corporation
         For the Year Ended December 31, 1996

              SCHEDULE XVI
           SCHEDULE OF EXPENSE DISTRIBUTION
                   BY
      DEPARTMENT OR SERVICE FUNCTION
                                                     DEPARTMENT  OR  SERVICE  FUNCTION
       DESCRIPTION OF ITEMS              270'S         280         305,310      315-325      360'S        372
920   Salaries and Wages                 866,405      558,069       214,247     304,193     874,255    1,241,363
921   Office Supplies and Expenses        62,269       99,868        22,314      13,227      27,764      22,128
922   Administrative Expense Transfer          0            0             0           0           0           0
923   Outside Services Employed           73,809            0        64,004           0       2,967      14,621
924   Property Insurance                       0            0             0           0           0           0
925   Injuries and Damages                     0            0             0           0           0           0
926   Employee Pension and Benefits            0            0             0      10,205           0           0
928   Regulatory Commission Expense            0            0             0           0           0           0
930.1 General Advertising Expense            508            0             0           0           0           0
930.2 Misc. General Expense               40,664          698            40       1,673       2,614       2,553
931   Rents                               33,080        3,285         7,180           0      13,941       1,551
935   Maintenance                              0       10,616            90           0       1,550           0
403   Depreciation                        26,505       13,903        13,538       7,766      32,559      18,969
405   Amortization                             0            0             0           0           0           0
408   Taxes Other Than Income Taxes       69,359       40,955        17,159      25,448      70,968     105,186
409   Income Taxes                             0            0             0           0           0           0
410   Provision for Deferred Income Taxes      0            0             0           0           0           0
411   Provision for Def Income Taxes-Credit    0            0             0           0           0           0
419.0 Other Interest Income                    0            0             0           0           0           0
419.1 AFUDC - Equity Funds                     0            0             0           0           0           0
421.0 Misc Non-Operating Income                0            0             0           0           0           0
426.1 Donations                                0            0             0           0           0           0
426.3 Penalties                                0            0             0           0           0           0
426.5 Other Deductions                         0            0             0           0           0           0
427   Interest on Long-Term Debt          33,542       17,122         8,997      13,953      38,128           0
428   Amort. of Debt Discount and Exp        903          454           353         267       1,019           0
431   Other Interest Expense                 276          141            74         115         313         366
432   AFUDC-Debt                               0            0             0           0           0           0

INSTRUCTION: Indicate each department or service function. (See instruction 01-3 General
Structure of Accounting System: Uniform System of Accounts.)

                 TOTAL EXPENSES  =     1,207,320      745,111       347,996     376,847    1,066,078   1,406,737

       ANNUAL REPORT OF EUA Service Corporation
         For the Year Ended December 31, 1996

              SCHEDULE XVI
           SCHEDULE OF EXPENSE DISTRIBUTION
                   BY
      DEPARTMENT OR SERVICE FUNCTION
                                                     DEPARTMENT  OR  SERVICE  FUNCTION
       DESCRIPTION OF ITEMS             410-418      420-424       426-433       440'S       450'S        525
920   Salaries and Wages               1,043,988    1,336,554     2,461,756    3,277,833   1,099,279     63,757
921   Office Supplies and Expenses        58,917       77,868        67,168      57,915     613,377       1,848
922   Administrative Expense Transfer          0            0             0           0           0           0
923   Outside Services Employed          474,205        2,903       169,290         286     333,815           0
924   Property Insurance                       0            0             0           0           0           0
925   Injuries and Damages                     0            0             0           0           0           0
926   Employee Pension and Benefits            0          (94)            0           0      40,717           0
928   Regulatory Commission Expense            0            0             0           0           0           0
930.1 General Advertising Expense              0            0             0           0           0           0
930.2 Misc. General Expense              296,838       10,675         7,637       2,184          45           0
931   Rents                                3,704       61,100       362,074     (17,878)    136,737       2,963
935   Maintenance                         42,517       47,358        22,937           0     145,772         705
403   Depreciation                        12,619       39,976        90,587     138,149      48,943         918
405   Amortization                             0            0             0           0           0           0
408   Taxes Other Than Income Taxes       69,832      105,037       209,266     275,199     247,610       5,518
409   Income Taxes                             0            0       230,954           0           0           0
410   Provision for Deferred Income Taxes      0            0        96,054           0           0           0
411   Provision for Def Income Taxes-Credit    0            0             0           0           0           0
419.0 Other Interest Income                    0            0       (11,155)          0           0           0
419.1 AFUDC - Equity Funds                     0            0             0           0        (876)          0
421.0 Misc Non-Operating Income                0            0             0           0           0           0
426.1 Donations                            1,000            0             0           0           0           0
426.3 Penalties                                0            0           347           0           0           0
426.5 Other Deductions                         0            0             0           0           0           0
427   Interest on Long-Term Debt               0       46,587       102,561     183,916      55,950           0
428   Amort. of Debt Discount and Exp          0        1,245         2,769       4,840       1,437           0
431   Other Interest Expense                 247          383         6,080       1,512         460          17
432   AFUDC-Debt                               0            0             0           0      (2,568)          0

INSTRUCTION: Indicate each department or service function. (See instruction 01-3 General
Structure of Accounting System: Uniform System of Accounts.)

                 TOTAL EXPENSES  =     2,003,867    1,729,592     3,818,325    3,923,956   2,720,698     75,726

       ANNUAL REPORT OF EUA Service Corporation
         For the Year Ended December 31, 1996

              SCHEDULE XVI
           SCHEDULE OF EXPENSE DISTRIBUTION
                   BY
      DEPARTMENT OR SERVICE FUNCTION

       DESCRIPTION OF ITEMS               560          565          570'S       581-585    586, 587
920   Salaries and Wages                 174,835       92,410     3,933,024    1,213,086    718,866
921   Office Supplies and Expenses         9,256       16,191       112,008      41,675      49,357
922   Administrative Expense Transfer          0            0             0           0           0
923   Outside Services Employed               63        1,627         8,025       2,430      32,861
924   Property Insurance                       0            0             0           0           0
925   Injuries and Damages                     0            0          (110)          0           0
926   Employee Pension and Benefits            0            0        (4,709)        (29)          0
928   Regulatory Commission Expense            0            0             0           0           0
930.1 General Advertising Expense              0            0             0           0           0
930.2 Misc. General Expense                1,565          601        17,362      13,061      14,421
931   Rents                                  180          558        45,599      42,170       9,966
935   Maintenance                            730            0        24,118      53,891       4,846
403   Depreciation                         4,639        1,798       121,573     315,550      16,029
405   Amortization                             0            0             0           0           0
408   Taxes Other Than Income Taxes       10,275        8,085       303,667     105,874      58,004
409   Income Taxes                             0            0             0           0           0
410   Provision for Deferred Income Taxes      0            0             0           0           0
411   Provision for Def Income Taxes-Credit    0            0             0           0           0
419.0 Other Interest Income                    0            0             0           0           0
419.1 AFUDC - Equity Funds                     0            0             0           0           0
421.0 Misc Non-Operating Income                0            0             0           0           0
426.1 Donations                                0            0             0           0           0
426.3 Penalties                                0            0             0           0           0
426.5 Other Deductions                         0            0       177,874           0           0
427   Interest on Long-Term Debt               0            0       151,902           0      26,823
428   Amort. of Debt Discount and Exp          0            0         3,597           0         690
431   Other Interest Expense                  31           35         1,246         402         220
432   AFUDC-Debt                               0            0             0           0           0

INSTRUCTION: Indicate each department or service function. (See instruction 01-3 General
Structure of Accounting System: Uniform System of Accounts.)

                 TOTAL EXPENSES  =       201,574      121,305     4,895,176    1,788,110    932,083

       ANNUAL REPORT OF EUA Service Corporation
         For the Year Ended December 31, 1996

      SCHEDULE XVI
      SCHEDULE OF EXPENSE DISTRIBUTION
                   BY
      DEPARTMENT OR SERVICE FUNCTION

       DESCRIPTION OF ITEMS               588         600'S
920   Salaries and Wages                 140,537    2,389,152
921   Office Supplies and Expenses       297,187      100,569
922   Administrative Expense Transfer          0            0
923   Outside Services Employed            3,575            0
924   Property Insurance                       0            0
925   Injuries and Damages                     0            0
926   Employee Pension and Benefits            0            0
928   Regulatory Commission Expense            0            0
930.1 General Advertising Expense              0            0
930.2 Misc. General Expense                    0        4,116
931   Rents                                3,935       50,078
935   Maintenance                              0       27,995
403   Depreciation                         5,987       46,875
405   Amortization                             0            0
408   Taxes Other Than Income Taxes       11,131      180,561
409   Income Taxes                             0            0
410   Provision for Deferred Income Taxes      0            0
411   Provision for Def Income Taxes-Credit    0            0
419.0 Other Interest Income                    0            0
419.1 AFUDC - Equity Funds                     0            0
421.0 Misc Non-Operating Income                0            0
426.1 Donations                                0            0
426.3 Penalties                                0            0
426.5 Other Deductions                         0            0
427   Interest on Long-Term Debt           5,825       73,742
428   Amort. of Debt Discount and Exp        166        2,631
431   Other Interest Expense                  48          676
432   AFUDC-Debt                               0            0

INSTRUCTION: Indicate each department or service function. (See instruction 01-3 General
Structure of Accounting System: Uniform System of Accounts.)

                 TOTAL EXPENSES  =       468,391    2,876,395

        ANNUAL REPORT OF EUA Service Corporation

        For the Year Ended December 31, 1996

        DEPARTMENTAL ANALYSIS OF SALARIES
        ACCOUNT 920

                                                      DEPARTMENTAL SALARY EXPENSE       NUMBER
          NAME OF DEPARTMENT                         INCLUDED IN AMOUNTS BILLED TO     PERSONNEL
     Indicate each department or         TOTAL      PARENT      OTHER         NON       END OF
           service function              AMOUNT    COMPANY    ASSOCIATES   ASSOCIATES    YEAR
105     Executive Admin. &
          Support                        132,217      9,560       81,772       40,885         1
110-111 Executive Admin. &
          Support                        636,607          0      636,607            0         3
115     Internal Audit                   238,911      1,584      237,327            0         5
120's   Consumer Service                 891,646          0      891,646            0        15
130's   Information Systems            2,822,223      6,940    2,810,892        4,391        53
210     Admin. Support -
          Corporate                      126,175      1,163      125,012            0         1
215-220 Human Resources/
          Emp. Benefits                  831,245      3,692      827,336          217        17
230  .2 Safety and
          Occupational
          Health                         408,837      3,728      405,109            0         8
240     Office Services -
          Boston                          59,360          0       59,360            0         2
260's   Corporate Planning
          /C&LM/PWR Mgmt.              1,770,534          0    1,730,338       40,196        29
270's   Marketing Services               866,405          0      843,735       22,670        16
280     Strategic Studies                558,069          0      345,130      212,939         8
305, 31 Executive Admin &
          Support/Corp.
          Comm.                          214,247      2,012      212,235            0         4
315-325 Corporate
          Communications                 304,193        274      303,919            0         7
360's   Matls. Mgmt/Stores/
          Purchasing                     874,255          0      874,255            0        18
372     System Operations              1,241,363          0    1,241,363            0        21
410-418 Financial/Treasury
          Services                     1,043,988      9,161    1,033,604        1,223        15
420-424 Rate Admin/Load
          Research                     1,336,554          0    1,336,554            0        22
426-433 Comptroller/Acctng.            2,461,756     28,016    2,431,743        1,997        50
440's   Customer Service               3,277,833          4    3,277,829            0        87
450's   Bldg & Facilities-WB           1,099,279      2,119    1,091,567        5,593        27
525     Transmission Lines                63,757          0       63,757            0         1
560     Eng. & Oper Admin
          & Support                      174,835          0      174,835            0         3
565     Central Meter Test                92,410          0       92,410            0         2
570's   Engineering                    3,933,024          0    3,917,250       15,774        74
581-585 S & C / Substation /
          Radio/ Microwave
          Stds.                        1,213,086          0    1,213,086            0        23
586-587 Environmental Eng.               718,866          0      718,573          293        13
588     Telecommunications               140,537         72      140,465            0         2
600's   Admin. & Support               2,389,152          0    2,389,152            0        41

            TOTAL                      29,921,364    68,325   29,506,861      346,178       568

               ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1996

OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed.
              If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.  Provide a subtotal for each type of service.
                                                                       RELATIONSHIP
                                                                       "A"-ASSOCIATE
                                                                         "NA"-NON
        FROM WHOM PURCHASED          DESCRIPTION                         ASSOCIATE

Outside Services - Legal
McDermott, Will and Emery              Legal Services                  NA             352,113

Various (8)                                                            NA               6,188
                                                                                     ---------
                                                                                      358,301
                                                                                     ---------
Outside Services - Accounting
Various (2)                                                            NA              66,808
                                                                                     ---------
Outside Services - E.D.P.
Various (11)                                                           NA              54,182
                                                                                     ---------
Outside Services - Building
and Maintenance
First Security Services                Security Services               NA             118,403

Various (19)                                                           NA             177,970
                                                                                     ---------
                                                                                      296,373
                                                                                     ---------
Outside Services - Engineering
Various (2)                                                            NA               1,105
                                                                                     ---------
Outside Services - Other
Eastern Edison Company                 Arborist Services               A              107,785

Various (86)                                                           NA             593,543
                                                                                     ---------
                                                                                      701,328
                                                                                     ---------
Total Outside Services Employed                                                      1,478,097
                                                                                     =========

                    ANNUAL REPORT OF EUA Service Corporation

                      For the Year Ended December 31, 1996

                         EMPLOYEE PENSIONS AND BENEFITS
                                  ACCOUNT 926


INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company.  Such listing should be limited to $25,000.

                      D E S C R I P T I O N                         AMOUNT


Dental Plan (9260-02)                                               199,170

Employee Education Reimbursement (9260-03)                           60,661

Employee Publications (9260-04)                                      10,205

Long Term Disability (9260-08)                                       83,209

Life Insurance (9260-12 to 9260-19)                                 230,780

Group Health including FAS 106 (9260-10/9260-22 TO 9260-39)        4,061,503

Company Match/Employee Savings Plan (9260-40 to 9260-43)            728,937

Pension Plan (9260-51 to 9260-58)                                  3,300,138

Miscellaneous (Service Recognition, Employee Exams                  139,916
                           and Employee related programs)


TOTAL                                                              8,814,519

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1996

       GENERAL ADVERTISING EXPENSES
ACCOUNT 930.1


INSTRUCTIONS: Provide a listing of the amount included in Account 930.1,
              "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.


          D E S C R I P T I O N            NAME OF PAYEE   AMOUNT
ACCOUNT 930.1 - GENERAL ADVERTISING EXPENSE

              Miscellaneous                                    508


                         TOTAL                                 508

        ANNUAL REPORT OF EUA Service Corporation

          For the Year Ended December 31, 1996

             MISCELLANEOUS GENERAL EXPENSES
ACCOUNT 930.2


INSTRUCTIONS: Provide a listing of the amount included in Account 930.2,
              "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Sections 321(b)(2) of the Federal Election Campaign
              Act, as amended by Public Law 94-283 in 1976 [2 U.S.C. P441
              (b)(2)] shall be separately classified.

                  D E S C R I P T I O N                    AMOUNT
Industry Association Dues                                   30,592

SEC Filing Fees                                              7,333

Corporate and Fiscal Expenses Including Investor Relations 103,153

Transfer Agent Fees and Expenses                           103,854

Employee Training and Seminars                             229,622

Printing and Distribution of Quarterly and Annual Reports   50,135

Miscellaneous                                               48,562


              TOTAL                                        573,251

        ANNUAL REPORT OF EUA Service Corporation

          For the Year Ended December 31, 1996

RENTS
ACCOUNT 931


INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

             T Y P E   O F  P R O P E R T Y                AMOUNT
Building Rents:

          Boston MA, Office Facility                       310,826

          Brockton MA, Office Facility                      14,511

          Lincoln RI, Office Facility                      343,672

                    Total Building Rents                   669,009

Data Processing and Other Equipment Rents                 1,170,717



              TOTAL                                       1,839,726

        ANNUAL REPORT OF EUA Service Corporation

          For the Year Ended December 31, 1996

              TAXES OTHER THAN INCOME TAXES
 ACCOUNT 408


INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other than Income
              Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.


                   K I N D  O F  T A X                     AMOUNT
Other Than U.S. Government Tax:

          Massachusetts Unemployment Tax                   162,742

          Rhode Island Unemployment Tax                     23,220

          Job Development Tax (Rhode Island)                 1,620

          Property Tax                                     157,437

          Health Insurance Tax - Massachusetts               8,752

          Miscellaneous                                     50,356

                                                           404,127

U.S. Government Tax:

          FICA                                            2,105,798

          Federal Unemployment Tax                          32,887

                                                          2,138,685



                                                          2,542,812

         ANNUAL REPORT OF EUA Service Corporation

           For the Year Ended December 31, 1996

DONATIONS

ACCOUNT 426.1


INSTRUCTIONS: Provide a listing of the amount included in account 426.1,
              "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

        NAME OF RECIPIENT            PURPOSE OF DONATION    AMOUNT

ACCOUNT 426.1 - DONATIONS

              Various (1)                                     1,000




                                                              1,000


             ANNUAL REPORT OF EUA Service Corporation

               For the Year Ended December 31, 1996

         OTHER DEDUCTIONS

ACCOUNT 426.5


INSTRUCTIONS: Provide a listing of the amount included in account 426.5,
              "Other Deductions", classifying such expenses according to their nature.

 DESCRIPTION                                NAME OF PAYEE           AMOUNT

ACCOUNT 426.5 - Other Deductions

Public Affairs                         American Lung Association o      100
Public Affairs                         U.S. Chamber of Commerce         100
Non-Affiliate Construction Billing     Tank Farm #4                 129,727
Non-Affiliate Construction Billing     Portsmouth Boat                5,920
Non-Affiliate Construction Billing     Cumberland School             15,433
Non-Affiliate Construction Billing     Anchorage Housing             16,288
Non-Affiliate Construction Billing     MCI Bridgewater               10,506




                                                TOTAL               178,074

             ANNUAL REPORT OF EUA Service Corporation

               For the Year Ended December 31, 1996

                          SCHEDULE XVIII

                   NOTES TO STATEMENT OF INCOME



INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

              See Notes to Financial Statements on page 19.


ANNUAL REPORT OF EUA SERVICE CORPORATION
ORGANIZATION CHART
                                     Chief Executive Officer
                                                |
                                                |
                                                |________________________________________________________________________
                                                |                                                                      | |
                                                _______|_____
                                      Chief Operating Officer                                                  |       |     |
                                                |                                                              |       |     |
                                                |                                                              |       |     |
                                                |                                                              |     V.P.    |
            ____________________________________|__________________________________________________________    |   Finance   |
            |                                            |                                     |          |    |       |     |
            |                                            |                                     |          |    |       |     |
            |                                            |                                     |          |    |       |     |
       Executive V.P.                                Executive V.P                             |          |    Special |Internal
       Administration                                Operations                                |          |    Projects| Audit
            |                                            |                                     |          |            |
            |                                     _______|__________                          V.P.       V.P.        Treasury
            |                                     |                |                      Power Supply  Comptroller  Financial
            |                                     |               V.P.                         |          |            Serv.
            |                                     |               Field                        |          |           Modeling
            |                                     |             Operations                     |          |           Invest.
            |                                     |                |                           |          |
            |                                     |                |                           |        Accounting
            |                                  Engineering       Trans. &                 Transmission  Reporting
            |                                  Facilities Mgt.     Distribution              Services   Budget
            |                                                    Fleet & Garage           Power Mgt.
    _______ |________________________________________            Safety                   Somerset Sta.
    |           |              |                    |            Material Mgt.            Power Resources
Senior V.P.    V.P.           Info                  V.P.         System Operations
Marketing      Industry         Systems             Human        Substation &
    |          Restructuring  Purchasing            Resources      Communications
    |                         Cust. Info. Services
    |
    |
 Rates
 Consumer Services
 Marketing Services
 Corporate Communications

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1996

METHODS OF ALLOCATION
--------- ---------

All costs which are not directly charged to associated companies are allocated based on departmental allocation factors. Below is a description of the basis used in billing indirect costs to each associated company. These allocation bases are reviewed annually.

Average Number of Employees
Total Costs Billed 12 Months Ended
Number of Customers
Revenues - Net of Inter-Company
Gross Utility Plant Including CWIP
Total Assets
Number of Vehicles
Gross Utility Plant Excluding CWIP
Power Generated
KWH Sales
Number of Rate Schedules
Gross Revenues
Purchase Orders Processed
M & S Inventory Balance and System Transactions
Transmission & Distribution Lines
KWH Sales Net of Inter-Company
Gross Revenues Less Fuel & Purchased Power
Meters Tested
Substations Maintained
SCADA Utilization
Gross Transmission Plant
Number of Radios
Construction Work in Progress
System Support Labor Efforts
Direct Costs
Number of Telephone Calls


        ANNUAL REPORT OF EUA Service Corporation

          For the Year Ended December 31, 1996

    ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED


      On April 1, 1987, Eastern Utilities Associates was authorized to make a $5,000,000 Capital Contribution to EUA Service Corporation in accordance with
Post-Effective Amendment No. 5 to U-13-1 under the Public Utility Holding
Company Act of 1935.

Amendment No. 5 permits EUA Service Corporation to bill on a monthly basis a return on the Service Company's Total Equity Capitalization. EUA Service
Corporation is allowed to bill compensation for use of capital based on the weighted average return on common equity granted to the operating subsidiaries of Eastern Utilities Associates by the Massachusetts Department of Public
Utilities, the Federal Energy Regulatory Commission and the Department of Public
Utilities and Carriers Public Utilities Commission of Rhode Island.

      The following is a summary of the Compensation For Use of Capital billed effective January 1, 1996:
      Blackstone Valley Electric Company                  $80,812

      Montaup Electric Company                             75,472

      EUA Energy Investment Corporation                     1,748

      Eastern Edison Company                              160,462

      Eastern Utilities Associates                            453

      EUA Cogenex Corporation                               7,422

      EUA Ocean State Corporation                           1,328

      Newport Electric Corporation                         55,962

                                                   TOTAL  383,659


ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1996

  SIGNATURE CLAUSE


       Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

EUA Service Corporation
(Name of Reporting Company)

By:  /s/ Richard M. Burns
 (Signature of Signing Officer)

 Richard M Burns, Comptroller
(Printed Name and Title of Signing Officer)

              Date:   April 30, 1997